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CONFIDENTIAL
------------

                                                     February 21, 2006



Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C.  20549-7010

              Re:      Kinetic Concepts, Inc.
                       Form 10-K for Fiscal Year Ended December 31, 2004
                       Form 10-Q for Fiscal Quarters Ended September 30, 2005 File No. 1-09913
                       ------------------------------------------------------

Dear Mr. Cash:


         Set forth below are the responses of Kinetic Concepts, Inc. (the "Company") to the comments raised by the staff of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated February 2, 2006 (the "Comment Letter"). For your convenience, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 10-Q for the Period Ended September 30, 2005
-------------------------------------------------

Financial Statements - Note 5. Litigation Settlement
----------------------------------------------------

1. We note your response to prior comment 3, however it remains unclear to us what specific events and circumstances occurred, from the date you filed your FY 2004 10-K until the date you disclosed the settlement with Novamedix, which significantly changed your assessment of this litigation. Please tell us:

         o The underlying estimates and assumptions you used to determine the original range of loss of $3,000,000 to $10,000,000.

         Response
         --------

         The Novamedix case involved three basic claims: patent infringement, unfair competition and breach of confidentiality. Over the life of the case, KCI had believed that it would prevail on the patent claims, which were the primary source of alleged damages in the case. With the assistance of outside counsel, KCI determined that it was likely to incur damages on at least one of the minor claims involved in the case, unfair competition or breach of confidentiality. This determination established a "probable loss" under SFAS 5. KCI believed that a reasonable estimate of the range of loss was between $3 million and $10 million, based on the following factors:

               1. Under the controlling agreement at issue in the case, KCI believed that UK law likely would have applied to the unfair competition and breach of confidentiality claims. Under UK law, damages for unfair competition and breach of confidentiality in a case of this nature would likely have been limited to a maximum measuring period of three years.

               2. KCI believed that a negative verdict on the unfair competition or breach of confidentiality claim was both probable and reasonably estimable between $3 million and $10 million for the applicable three-year measuring period. This range of loss was calculated based on management's analysis of the Company's PlexiPulse line of business for the relevant three-year period, together with damages estimates made in the professional judgment of counsel.

         o The specific facts and circumstances that resulted in your original range of loss being materially inadequate.

         o     The reasons why you accepted the $75 million settlement.

         o The underlying estimates and assumptions you used to determine you should accept the settlement.

         Response
         --------

         In September 2004, the Court in the case issued a patent ruling that was favorable to KCI, which confirmed management's belief that the patent claims were not viable, and that KCI would prevail on those claims. In 2005, there were several important developments which, taken together as a whole, led management and the Board of Directors to change their assessment of the case leading up to the settlement in September 2005. Set forth below is a detailed description of the timing of developments and the Company's related 10-Q disclosures preceding the settlement of the Novamedix case in the third quarter of 2005.

--------------------------------------------------------------------------------

           Date                                      Description
--------------------------------------------------------------------------------
February 22, 2005 to    o   On February 22, 2005, the Magistrate issued an order
May 3, 2005                 clarifying and  changing a previous ruling on the
                            claim construction of patents involved in the case.
                            The order broadened the claim construction of the Novamedix patents at issue and created the potential to "revive" some of the patent claims at trial, which KCI previously thought were no longer viable.
                        o   KCI disagreed with the Magistrate's findings in the
                            order, which were subject to the approval of the Federal District Judge.
                        o   On March 8, 2005, KCI submitted its arguments to the
                            District Court disputing the Magistrate's order.
                        o   KCI filed its 10-Q on May 3, 2005, wherein it
                            disclosed the Magistrate's February ruling in the legal proceedings and contingency disclosures. While management continued to believe that KCI would ultimately prevail on the patent claims, the Magistrate's ruling did create the uncertainty that the patent claims might be revived. The disclosure was updated to reflect this uncertainty by removing the statement that the litigation was not likely to have a material adverse effect on the business, financial condition or results of operations.
                            However, management continued to believe that a loss with respect to the patent claims was not probable under SFAS 5, and therefore no changes were made with respect to the Company's recorded loss contingency on the case.

--------------------------------------------------------------------------------
May 4, 2005 to          o   On June 15, 2005, the Federal District Judge in the
August 4, 2005              case confirmed the Magistrate's patent ruling. This
                            ruling effectively revived the Novamedix patent claims at the trial court level. The Court also set a trial date in the case for January 2006.
                        o   On July 29, 2005 the parties agreed to mediate the
                            case on September 16, 2005. This represented a good opportunity to determine Novamedix's expectations in the case.
                        o   Thereafter, management decided to engage a different
                            law firm to provide a fresh independent assessment of the case. At this time, the Novamedix case had been in the courts for over 12 years and management believed that input from independent counsel could help management and the Board of Directors determine how to best approach the September 16 mediation.
                        o   KCI filed its next 10-Q on August 4, 2005, wherein
                            it disclosed the June 15 ruling of the District
                            Judge in the case. At that time, management continued to believe that its arguments against the patent rulings were legally sound, that KCI had a strong likelihood of prevailing on the patent claims, and that a loss with respect to the patent claims was not probable under SFAS 5. Due to the uncertainty of the potential varying damage models that could be presented at trial relating to the patent claims, it was not possible to estimate a potential range of damages related to the revived patent claims. Because of the increased risk to KCI caused by the revived patent claims, KCI's disclosure regarding the Novamedix case was updated to reflect the possibility that "damages that may be awarded to Novamedix could be significant."

--------------------------------------------------------------------------------
August 15, 2005         o   On August 15, 2005, the Company's General Counsel
                            and Associate General Counsel for Litigation met with KCI's newly engaged independent counsel at their offices to discuss the Novamedix case.
                        o   At that meeting, based on prior experience with
                            similar matters, counsel provided the following assessment:

                            1.  Both sides in the case were very well
                                represented by capable trial counsel.
                            2. The outcome of the case was very difficult to predict due to the risk and uncertainty posed by a jury trial for these types of claims, further complicated by the recent patent rulings.
                            3. It was difficult to predict the disposition of the case on appeal if KCI were unsuccessful at trial, but KCI had good arguments against the Court's patent rulings.
                            4. The September mediation likely would be the last good opportunity to resolve the case prior to trial, and that KCI should consider making a serious effort to resolve the matter at the mediation.
                            5. Based on the procedural history of the case (the case had been on the Court's docket for over 12 years), it was unlikely that KCI could obtain a continuance to move the trial to a later time. This would be problematic due to the timing of the BlueSky litigation, as discussed below.

--------------------------------------------------------------------------------
August 22, 2005 to      o   On August 22, 2005, the Company's General Counsel
September 15, 2005          gave an extensive update on Novamedix and other
                            litigation matters to the Board of Directors at its regularly scheduled third quarter meeting. As part of the update, the Board was informed of the following items regarding the Novamedix case:

                            1. The Novamedix trial was scheduled for January 2006, four months prior to the trial date for KCI's ongoing major patent litigation with BlueSky Medical.
                            2. The trial team representing KCI in the Novamedix case was the same trial team representing KCI in the BlueSky case.
                            3.  It was unlikely that KCI could obtain a
                                continuance in the Novamedix case to a later time.
                            4. Intense trial preparation for the Novamedix case would need to begin in November 2005 and continue through the trial date.
                            5. In the BlueSky case, there was an important December 2005 discovery deadline, which likely would be moved into the first quarter of 2006. Many critical depositions, expert reports and trial preparations would be taking place for the BlueSky case while the Novamedix case was being prepared and tried.
                            6. Independent counsel's assessment of the case and encouragement to make an attempt to resolve the matter at mediation.
                        o At the meeting, the Board felt strongly that the Novamedix trial would be a major distraction from the more important BlueSky case. The BlueSky case involves a line of products with approximately $706 million in U.S. revenue for 2005, while the Novamedix case involved a line of products with approximately $6.0 million in 2005 revenue.
                        o   The Board encouraged management to make a strong
                            effort to resolve the matter at the September
                            mediation and directed management to make a business assessment of an appropriate settlement range.

--------------------------------------------------------------------------------
September 16, 2005      o   On September 16, 2005, the mediation was held as
                            scheduled. Near the end of the all-day mediation sessions, it became apparent that KCI was unlikely to settle the case for less than $75 million dollars and a cross-licensing arrangement of the technologies involved.
                        o   Given the one-time nature of the proposed settlement
                            and the lack of impact on business operations, together with the potential for disruption of the BlueSky trial preparation, KCI management decided to consider the proposed settlement terms.
                        o   The parties agreed to take the proposed settlement
                            terms of $75 million and a licensing arrangement to their respective Boards.

--------------------------------------------------------------------------------
September 17, 2005      o   On September 17, 2005, KCI held a special Board
                            meeting to discuss a potential Novamedix settlement.
                            At that time, after considerable discussion, the Board authorized a settlement for $75 million and the basic license terms proposed at the mediation.
                        o   In considering whether to settle the case for $75
                            million, management and the Board of Directors did not attempt to prepare elaborate damage modeling or estimates for consideration. Rather, the Board's main reasons for accepting the settlement were the following strategic considerations:

                            1. A trial date of January 2006 had been set in the case, which would interfere with preparation for the BlueSky trial.
                            2. The Court's patent rulings in the case increased the risks and uncertainties posed by a jury trial for these types of claims.
                            3. The Board placed particular importance on the relative insignificance of the product line involved in the Novamedix case, as compared to the Company's most significant product line involved in the BlueSky case.

--------------------------------------------------------------------------------
September 19-30, 2005   o   On September 19, 2005, the parties attended a
                            follow-up conference call with the mediator to attempt to make progress on the terms of a proposed settlement.
                        o   Following that call, the parties continued
                            negotiating settlement terms.
                        o   On September 30, 2005, the parties completed
                            negotiations and entered into a final settlement agreement.
                        o   On September 30, 2005, KCI issued a press release
                            announcing the terms of the settlement, including the financial impact of the $75 million settlement payment.

--------------------------------------------------------------------------------

         In summary, there was no single event occurring during 2005 that caused management and the Board of Directors to change their disposition toward the case. Instead, management and the Board made a business decision in the third quarter of 2005 to settle the case based on a number of factors, of which the most critical factors were the following:

         1. The setting of a trial date for January 2006 during a critical phase of the BlueSky trial preparation;

         2. The same trial team representing KCI in both the Novamedix and BlueSky matters;

         3.  The scheduling of mediation for September 2005;

         4. The assessment of the case by independent counsel in August 2005 and the perceived risk of a substantially larger damages award;

         5. The Board's assessment that the case involved a relatively insignificant part of the Company's business, that the ultimate outcome of the case was difficult to predict, and that the scheduling of the Novamedix trial had strategic implications and unduly interfered with the trial team's preparation for the BlueSky case.

If a settlement in this case had not been reached, management and the Board of Directors intended to pursue the defense of the case to the fullest.

         o The reasons why you retained an independent outside counsel when you did and the reasons why you did not believe outside counsel was necessary any earlier.

         Response
         --------

         The Novamedix case was filed in 1992. At that time, KCI engaged an outside law firm to handle the litigation. The outside firm handling the case has been KCI's primary trial counsel in this case and other major Company litigation for over 20 years, and remained KCI's primary trial counsel on the case through the settlement. When the parties agreed in July 2005 to mediate the case, management decided to engage a different law firm to provide a fresh assessment of the case, which had been in the courts for over 12 years. At that time, management believed that input from independent counsel could help management and the Board of Directors determine how to best approach the September 16 mediation.

         o The reasons why you did not disclose the original range of loss of $3,000,000 to $10,000,000.

         Response
         --------

         Although KCI had reserved $3 million in the financial statements, management did not believe that the range of loss of $3 to $10 million with respect to an insignificant product line was material to investors, from either a balance sheet, statement of operations or cash flow perspective.

         o The reasons why you first disclosed in your 6/30/05 Form 10-Q that damages awarded may be significant and why you did not provide any quantification of the potential damages.

         Response
         --------

         As indicated above, at the time the 6/30/05 Form 10-Q was filed, management believed that KCI would ultimately prevail on the patent claims in the case, and that a loss with respect to the patent claims was not probable under SFAS 5. However, the patent rulings in the case had effectively revived the Novamedix patent claims, which carried the risk of larger damages than the other claims in the case. Thus, despite KCI's belief that it would prevail on the claims, management decided it was appropriate to disclose the possibility of a significant damages award. Due to the uncertainty of the potential varying damage models that could be presented at trial relating to the patent claims, it was not possible to estimate a potential range of damages related to the revived patent claims, which could be disclosed in the 10-Q.

         o The reasons why you did not disclose the September 30, 2005 settlement until October 25, 2005.

         Response
         --------

         As we previously noted in our January 20 letter, the settlement was publicly announced by press release on September 30, 2005. A copy of the press release has been provided to the Staff on a supplemental basis.

 2. Based on your current disclosures, it is not clear to us if or how the patent infringement settlement with Novamedix may impact future results of operations and cash flows. With a view to future disclosure, please tell us the amount of revenues you generated each period related to the products that were the subject of this litigation. Please also tell us, if and how you expect the settlement to impact future results and cash flows.

Response
--------

         Set forth below, please find the disclosure that the Company plans to include in the footnotes to the 2005 Form 10-K.

                  Litigation Settlement

                  On September 30, 2005, KCI reached an agreement to settle its litigation with Novamedix Limited, a subsidiary of Orthofix International NV. The case was originally filed by Novamedix in 1992 and relates to KCI's PlexiPulse line of foot pump products used for the prevention of deep-vein thrombosis. Under the terms of the settlement, KCI paid Novamedix $75.0 million. The settlement payment resulted in a charge of $72.0 million, net of recorded reserves of $3.0 million, or $47.4 million and $0.65 per diluted share, net of taxes, during the third quarter of 2005. The settlement resolves and settles all claims between the parties in the case and allows KCI to continue selling the PlexiPulse line of products going forward under a royalty-free license without further claim of infringement by Novamedix. Total revenues for the PlexiPulse product line were $6.0 million, $6.9 million and $7.6 million for 2005, 2004 and 2003, respectively. The Novamedix settlement will not have a continuing impact on future operations or cash flows.

Financial Statements - Note 7. Commitments and Contingencies
------------------------------------------------------------

3. Based on your current disclosures, it is not clear to us how the pending patent infringement litigation with BlueSky may impact future results of operations and cash flows. With a view to future disclosure, please tell us the amount of revenues you generated each period related to products that are the subject of this litigation. Please also help us understand, with additional specificity, how an unfavorable resolution of this litigation may impact future results and cash flows.

Response
--------

         Unlike the litigation with Novamedix, the Company is the plaintiff seeking injunctive relief and damages for infringement by BlueSky for selling a product that competes with the V.A.C. If the Company does not prevail in the litigation, the Company's V.A.C. product will be subject to increased competition. The Company is unable to assess the scope of impact of an adverse determination on future results of operations and cash flows with certainty.

         Set forth below, please find the disclosure that the Company plans to include in the footnotes to the 2005 Form 10-K relating to the BlueSky litigation. The Company plans to include similar disclosures in Business, Risk Factors, Legal Proceedings, and MD&A.

         Commitments and Contingencies

                  On August 28, 2003, KCI and its affiliates, together with Wake Forest University Health Sciences, filed a patent infringement lawsuit against BlueSky Medical Group, Inc., Medela, Inc., Medela AG and Patient Care Systems, Inc. in the United States District Court for the Western District of Texas, San Antonio Division. We have alleged infringement of three V.A.C. patents, two of which are owned by Wake Forest, arising from the manufacturing and marketing of a pump and dressing kits by BlueSky. We have also asserted causes of action for breach of contract, tortious interference, unfair competition and conspiracy. We are seeking damages and injunctive relief in the case. BlueSky and Medela have asserted counterclaims against us for declarations of non-infringement and patent invalidity, and violations of federal anti-trust laws. A trial date has been set for May 31, 2006.

                  On June 28, 2005, the Court issued a ruling on a Markman hearing, construing certain terms of U.S. Patent No. 5,636,643 (the "643 patent") and ruling that other terms were definite and did not require construction by the Court. On September 7, 2005, we entered into a settlement with Patient Care Systems ("PCS"), pursuant to which the Court has entered a final judgment and permanent injunction prohibiting PCS from further acts of infringement, unfair competition or false advertising through the sale or marketing of BlueSky products. On November 2, 2005, the Court denied defendants' motions for summary judgment to dismiss our claims of tortious interference, unfair competition and conspiracy, but dismissed our breach of contract claim against Medela. Medela remains a defendant in the lawsuit for our claims of conspiracy, patent infringement and other claims. On January 26, 2006, the Court issued a ruling on a Markman hearing on construction of claims in U.S. Patent number 5,645,081 (the "081 patent") and additional claims in the 643 patent. Although it is not possible to reliably predict the outcome of this litigation, we believe our claims are meritorious. However, we may be unable to obtain an injunction against BlueSky, and we may not prevail in this litigation. If we do not obtain an injunction or otherwise prevail, our share of the advanced wound-care market for our V.A.C. system could be significantly reduced due to increased competition, and pricing of V.A.C. systems could decline significantly, either of which would materially and adversely affect our operating results. We derived $706.0 million in revenue from our domestic V.A.C. products, relating to the patents at issue, or approximately 58% of our total revenue for the year ended December 31, 2005. U.S. V.A.C. revenue was $562.6 million and $399.9 million for 2004 and 2003, respectively.

                  ***

                  Subsequent Event

                  On January 26, 2006, the United States District Court for the Western District of Texas issued its ruling on the November Markman hearing in KCI's patent suit against BlueSky Medical. In its ruling, the Court construed certain terms of U.S. Patent Nos. 5,636,643 and 5,645,081. KCI continues to believe that its case against the defendants is meritorious and intends to continue the vigorous prosecution of the case.

         Please fee free to call me at (650) 470-4590 should you have any further questions regarding this matter. Also, please note that Messrs. Seidel and Landon, the General Counsel and CFO of the Company, would be available at your convenience to discuss the foregoing.

                                               Sincerely,


                                               /s/ Gregory C. Smith
                                               --------------------

                                               Gregory C. Smith

cc:      Bret Johnson, SEC
         Anne McConnell, SEC
         Stephen D. Seidel, Kinetic Concepts, Inc.
         Martin J. Landon, Kinetic Concepts, Inc.